Exhibit 99.1

For immediate release Chennai, India

EARNING CALLS DETAILS	Oct 20, 2023| 8:30 AM ET

To join: Toll Free: 888-506-0062, International: 973-528-0011, Participant Access Code: 219546

On the call: Mr. Raju Vegesna, Chairman of the Board, Mr. M P Vijay Kumar, Executive Director & Group CFO and Mr. Kamal Nath, Chief Executive Officer

Live webcast: https://www.webcaster4.com/Webcast/Page/2184/49194

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Replay available until Friday, October 27, 2023

Sify reports Consolidated Financial Results for Q2 FY 2023-24

Revenues of INR 8791 Million. EBITDA of INR 1519 Million.

HIGHLIGHTS

•	Revenue was INR 8,791 Million, an increase of 11% over the same quarter last year.
•	EBITDA was INR 1,519 Million, an increase of 1% over the same quarter last year.
•	Profit before tax was INR 52 Million, a decrease of 76% versus the same quarter last year.
•	Profit after tax was INR 15 Million, a decrease of 87% versus the same quarter last year.
•	CAPEX during the quarter was INR 1,797 Million.

(IN INR MILLION)	30.09.2023	31.03.2023
EQUITY	22,040	17,146
BORROWINGS
Long term	16,972	13,818
Short term	6,557	6,662

MANAGEMENT COMMENTARY

Mr. Raju Vegesna, Chairman, said, “India’s Data Policy is entering the final phase of being adopted into law. This will give shape and clarity to data ecosystem and formalize regulation around Data security, which will help accelerate investment in India’s Data Center landscape. This will also lead to India being viewed as a more viable interconnect point between Asia and the Middle East by international connectivity players.

Enterprises exploring digital transformation and government entities looking to automate social welfare systems will be an important target audience for Sify’s digital transformation tools and services”.

Mr. Kamal Nath, CEO, said, “As Enterprises pursue their digital transformation and digitalization objectives, they are also re-calibrating their digital infrastructure across hybrid cloud, network, security and edge infrastructures. Customer experience, business continuity, cyber security, application modernization and overall adoption of AI models are the prime drivers for this recalibration.

Our infrastructure investments and services portfolio are fundamentally aligned to meet the customer goals. Simultaneously, we are continuously engaged with our customers to identify their specific needs and selectively recalibrate our propositions to support the same”.

Mr. M P Vijay Kumar, ED & Group CFO, said, “We continue to make substantial investment in capacity creation and people to build skill sets for IT services opportunities we foresee, given the digital transformation engagements that India Inc is actively pursuing. This has led to the accompanying depreciation and interest cost, reflecting on our net profit.

We are also actively scaling up our sustainable measures across all businesses, especially our Data Centers.

The cash balance at the end of the quarter was INR 7570 Million”.

BUSINESS HIGHLIGHTS

•	The Revenue split between the businesses for the quarter was Data Center colocation services 31%, Digital services 28% and Network services 41%.

Business Revenue (INR Millions)	Q2 FY 2023-24	Q2 FY 2022-23	FY 2022-23	% Growth Q2 2023-24 vs Q2 2022-23
Data Center services	2717	2547	10125	7
Digital Services	2503	2004	9988	25
Network services	3571	3387	13291	5
TOTAL	8791	7938	33404

•	During the quarter, Sify added 1.2 MW of new Data Center capacity.

•	As on September 30, 2023, Sify has deployed 6535 SDWAN service points across the country.

•	Sify now provides services via 952 fiber nodes across the country, a 14% increase over the same quarter last year.

•	During the quarter, Sify invested USD 1.5 Million in start-ups in the Silicon Valley area as part of our Corporate Venture Capital initiative. To date, the cumulative investment stands at USD 7.07 Million.

CUSTOMER ENGAGEMENTS

Among the most prominent new contracts during the quarter were the following:

Data Center Services

•	Two public sector and one private bank signed up for colocation space.
•	A privately held international stock broking firm entering India contracted for colocation space.
•	A private bank migrated from their on-premise Data Center to Sify Data Center.
•	A private telecom player will set up their disaster recovery unit at one of Sify’s locations.
•	One of India’s largest private bank contracted for DC expansion and refresh.

Digital services

•	A state government welfare department and two private enterprises signed up to migrate from their on-premise DC to Sify’s Cloudinfinit platform, along with managed services.
•	A NBFC, a health solutions player, an insurance broker and a steel major contracted for Sify greenfield cloud implementation.
•	A division of a state government signed up for a complete platform migration and managed services.
•	One of the larger online insurance policy platforms, a hosiery major, one of the oldest content service providers, a software player and a citizen service provider signed up for Sify’s digital services.
•	The technology partner of the Union government, a State government data center, the power distribution arm of another state government, a private power transmission player, a private insurance major, a white goods, an industrial chemical manufacturer and an insurance information bureau signed up for managed services.

•	More than a million online assessments were conducted for an autonomous banking institute and a government service selection platform.
•	An international power products manufacturer and another refrigeration major signed up for Sify’s cloud-based supply chain solution.

Network Services

•	A leading Indian airline has contracted for the management of its entire network infrastructure, including Network Operations Center.
•	A heavy machinery distributor and a Spirits major contracted for managed and secure SD WAN.
•	Sify also contracted for network expansion with multiple prominent banks, a tyre manufacturer and a logistics major.
•	One of the global outsourcing majors, a personal care conglomerate and an Edutech startup signed up for hosted contact and CPaaS services.
•	During the quarter, Sify activated its VNO license to support SIP trunking in India.

FINANCIAL HIGHLIGHTS

Unaudited Consolidated Income Statement as per IFRS

(In INR millions)

	Quarter ended	Quarter ended	Quarter ended
	September	September	June
Description	2023	2022	2023

Revenue	8,791	7,938	8,547
Cost of Revenues	(5,509)	(4,988)	(5,371)
Selling, General and Administrative Expenses	(1,763)	(1,441)	(1,452)

EBITDA	1,519	1,509	1,724

Depreciation and Amortisation expense	(1,217)	(956)	(1,118)
Net Finance Expenses	(307)	(362)	(471)
Other Income (including exchange gain/loss)	57	29	14

Profit before tax	52	220	149
Current Tax	(201)	(167)	(147)
Deferred Tax	164	59	93
Profit for the period	15	112	95

Profit attributable to:
Reconciliation with Non-GAAP measure
Profit for the period	15	112	95
Add:
Depreciation and Amortisation expense	1,217	956	1,118
Net Finance Expenses	307	362	471
Current Tax	201	167	147
Less:
Deferred Tax	(164)	(59)	(93)
Other Income (including exchange gain/loss)	(57)	(29)	(14)
EBITDA	1,519	1,509	1,724

About Sify Technologies

A Fortune India 500 company, Sify Technologies is India’s most comprehensive ICT service & solution provider. With Cloud at the core of our solutions portfolio, Sify is focused on the changing ICT requirements of the emerging Digital economy and the resultant demands from large, mid and small-sized businesses.

Sify’s infrastructure, comprising state-of-the-art Data Centers, the largest MPLS network, partnership with global technology majors, and deep expertise in business transformation solutions modelled on the cloud, make it the first choice of start-ups, SMEs and even large Enterprises on the verge of a revamp.

More than 10000 businesses across multiple verticals have taken advantage of our unassailable trinity of Data Centers, Networks and Security services and conduct their business seamlessly from more than 1600 cities in India. Internationally, Sify has a presence across North America, the United Kingdom and Singapore.

Sify, Sify Technologies, Sify Infinit Spaces and Sify Digital Services are registered trademarks of Sify Technologies Limited.

Non-IFRS Measures

This press release contains a financial measure not prepared in accordance with IFRS. In particular, EBITDA is referred to as “non-IFRS” measure. The non-IFRS financial measure we use may be calculated differently from, and therefore may not be comparable to, similarly titled measures used by other companies - refer to the reconciliation provided in the table labelled Financial Highlights for more information. In addition, these non-IFRS measures should not be considered in isolation as a substitute for, or as superior to, financial measures calculated in accordance with IFRS, and our financial results calculated in accordance with IFRS and reconciliation to those financial statements should be carefully evaluated.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Sify undertakes no duty to update any forward-looking statements.

For a discussion of the risks associated with Sify’s business, please see the discussion under the caption “Risk Factors” in the company’s Annual Report on Form 20-F for the year ended March 31, 2023, which has been filed with the United States Securities and Exchange Commission and is available by accessing the database maintained by the SEC at www.sec.gov, and Sify’s other reports filed with the SEC.

For further information, please contact:

Sify Technologies Limited Praveen Krishna Investor Relations & Public Relations +91 44 22540777 (ext.2055) praveen.krishna@sifycorp.com	Grayling Investor Relations Lucia Domville +1-646-824-2856 Lucia.Domville@grayling.com	20:20 Media Nikhila Kesavan +91 9840124036 nikhila.kesavan@2020msl.com